FRANKLIN TEMPLETON INVESTMENTS
                             One Franklin Parkway
                       San Mateo, California 94403-1906


March 30, 2007


Filed via EDGAR (CIK #0001022804)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   Franklin Templeton Fund Allocator Series (Registrant)
      File Nos. 333-13601 and 811-07851

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post Effective Amendment No. 18 to the Registrant's Registration Statement on Form N-1A, (the Amendment). The Amendment was filed with the Commission on January 12, 2007 pursuant to Rule 485(a) under 1933 Act, for the purpose of adding a new series of the Trust to be called Franklin Templeton Diversified Income Fund.

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since: 1) the filing was prepared in contemplation of offering the new series; and 2) no securities were sold for the new series.

If you have any questions, please contact Mr. Bruce Bohan at (650) 312-3504.

Sincerely,

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES



/s/ David P. Goss
Senior Associate General Counsel

DPG/jg